Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF

EXLSERVICE HOLDINGS, INC.

I, the undersigned, being the officer designated by the board of directors to execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended (the “Amended and Restated Certificate of Incorporation”), of ExlService Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware do hereby certify:

FIRST: By unanimous written consent of the Corporation’s Board of Directors, resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and directing that the amendment be considered at the next annual meeting of the stockholders of the Corporation.

The amendments to the Amended and Restated Certificate of Incorporation as set forth in such resolutions, are as follows:

1. Section 4.1 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“4.1 Number of Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock which the Corporation shall have authority to issue is 415,000,000 shares, consisting of (i) 400,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) and (ii) 15,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), of which 45,833.36 are designated as Series A Preferred Stock (“Series A Preferred Stock”).”

2. Section 4.2 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“4.2 Stock Split. Without any other action on the part of the Corporation or any other person, effective August 1, 2023 (the “Effective Time”), (i) each share of Common Stock issued and outstanding, and each share of Common Stock held as treasury stock, as of such time (the “Pre-Split Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of Pre-Split Common Stock, convert into five fully paid and nonassessable shares of Common Stock, $0.001 par value per share, reflecting a 5-for-1 stock split. The conversion described in the foregoing sentence shall be referred to herein as the “Stock Split”. No script or fractional shares of Common Stock shall be issued upon the Stock Split, and the par value of the Common Stock shall not be affected. At the Effective Time, each holder of Common Stock shall automatically hold the number of Pre-Split Common Stock shares held by such holder multiplied by five. From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Pre-Split Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which such Pre-Split Common Stock has been converted in the Stock Split. Whenever any fractional shares of Common Stock would otherwise be required to be issued or distributed, the actual issuance or distribution shall reflect a rounding of such fraction to the nearest whole share of Common Stock (rounded down).”

SECOND: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. The foregoing amendments shall be effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation as of this 1st day of August, 2023.

EXLSERVICE HOLDINGS, INC.

By:	/s/ Rohit Kapoor
Name: Rohit Kapoor
Title: Chief Executive Officer, Vice-Chairman and Director